

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Vivek Ranadive
Chairman and Co-Chief Executive Officer
BowX Acquisition Corp.
2400 Sand Hill Rd Suite 200
Menlo Park, CA 94025

> **Re: BowX Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 28, 2020**
> **File No. 333-239941**

Dear Mr. Ranadive:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Description of Securities
Exclusive Forum for Certain Lawsuits, page 136

1. You disclose here and on page 65 that the exclusive forum provision in your certificate of incorporation will not apply to actions brought under the Securities Act, or the rules and regulations thereunder. However, the exclusive forum provision in your form of amended and restated certificate of incorporation filed as Exhibit 3.2 indicates that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy. In addition, if the provision does not apply to actions arising under the Securities Act, please ensure that the provision in

your form of amended and restated certificate of incorporation states this clearly.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Sondra Snyder, Staff Accountant, at 202-551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey M. Gallant, Esq.